June 26, 2013
VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549
Attention:	Stephen Krikorian

Re:	Citrix Systems, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 21, 2013 Form 10-Q for the Quarterly Period ended March 31, 2013 Filed May 7, 2013 File No. 000-27084

Ladies and Gentlemen:

This letter is submitted on behalf of Citrix Systems, Inc. (the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to David J. Henshall dated June 14, 2013 with respect to (i) the Company's Form 10-K for the fiscal year ended December 31, 2012 and (ii) the Company's Form 10-Q for the quarterly period ended March 31, 2013 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.
Form 10-K for the Fiscal Year Ended December 31, 2012
Business
Operations, page 10

1.
We note your discussion regarding your manufacturing relationships with Flextronics, Super Micro Computer, Inc., Hewlett Packard and IBM and your risk factor disclosure on page 20 regarding your reliance on contract manufacturers. Please provide in your response, and include in future filings, a discussion of the material terms of your material agreements with manufacturers. Additionally, please tell us how you determined that your manufacturing agreements are not required to be filed as exhibits to your Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

Response 1:
The Company acknowledges the Staff's comment and respectfully submits that the Company's contracts with third-party manufacturers do not constitute material contracts under Item 601(b)(10) of Regulation S-K that would require detailed disclosure in the Company's periodic reports or the filing of such contracts as exhibits to such periodic reports. In reaching this conclusion, the Company has determined that the contracts with the manufacturers referenced in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, are of the sort that ordinarily accompany the kind of business conducted by the Company and, therefore, are made in the ordinary course of its business. The Company has routinely entered into contracts with manufacturers under which the Company has subcontracted a portion of its hardware manufacturing activity. In general, the Company enters into a master agreement with the manufacturer that establishes certain standard terms and conditions, such as payment and delivery terms, under which the Company's products may be manufactured. The Company then places orders with the manufacturer through purchase orders on an as-needed basis. In some cases, the relationship with the manufacturer is documented solely through purchase orders. None of the individual purchase orders placed by the Company, whether pursuant to a master agreement or otherwise or whether such purchase orders are non-cancelable, are material to the Company.

Division of Corporation Finance
Securities and Exchange Commission
June 26, 2013

Moreover, the Company's contracts with third-party manufacturers do not fall within any of the categories of agreements set forth in Item 601(b)(10)(ii) or (iii) of Regulation S-K that would require detailed disclosure and the filing of a contract that is otherwise made in the ordinary course of the Company's business. In particular, the Company has determined that the contracts with these third-party manufacturers are not material such that the Company is substantially dependent upon any individual contract as described in Item 601(b)(10)(ii)(B). The services provided to the Company by these manufacturers are not unique and are fungible between other manufacturers. Any single-source or limited source manufacturing contracts of the Company are of a nature that ordinarily accompanies the type of business that the Company conducts. These contracts are not exclusive and the Company has the ability to manufacture its products from alternative manufacturing sources. As a result, in the event any such existing contracts or relationships were terminated, the Company believes that it would be able to replace the underlying manufacturing services.
While the Company believes it would be able to replace the underlying manufacturing services, a change in supplier could result in a delay in the supply of hardware and hardware components, which could impair our ability to meet the needs of our customers and could adversely impact our results of operations. To clarify this, beginning with the Company's Form 10-K for the year ended December 31, 2013, we will revise the risk factor disclosure noted by the Staff as follows:
Our business could suffer if there are any interruptions or delays in the supply of hardware or hardware components from our third-party sources.
We rely on a concentrated number of third-party suppliers, who provide hardware or hardware components for our products, and contract manufacturers. If we are required to change suppliers, there could be a delay in the supply of our hardware or hardware components and our ability to meet the demands of our customers could be adversely affected, which could cause the loss of sales and existing or potential customers and delayed revenue recognition and adversely affect our results of operations.
Form 10-Q for the Quarterly Period ended March 31, 2013
Notes to Condensed Consolidated Financial Statements
Note 11. Comprehensive Income, page 24

2.
Please tell us your consideration of disclosing the income tax expense allocated to each component of other comprehensive income, including reclassification adjustments. Refer to FASB ASC 220-10-45-12.

Response 2:
The Company acknowledges the Staff's comment and respectfully submits that the income tax expense or benefit related to unrealized gains/losses on available-for-sale securities, hedging instruments and pension liabilities are not material individually or in the aggregate to the consolidated financial statements and therefore have not been disclosed as illustrated in ASC 220-10-55-8A. Further, the foreign currency translation adjustment is not adjusted for income taxes as the Company intends to permanently reinvest earnings of its foreign subsidiaries.
To clarify this in the Company's filings, beginning with the Company's Form 10-Q for the quarterly period ended June 30, 2013, the Company will include the following statement to indicate to a reader of the financial statements that the income tax impact to each component of other comprehensive income is not material: “Income tax expense or benefit allocated to each component of other comprehensive income is not material.” In future filings, the Company will separately disclose the income tax expense or benefit allocated to each component of other comprehensive income, should the individual tax impact, including reclassification adjustments, become material to the consolidated financial statements in accordance with ASC 220-10-45-12.

Division of Corporation Finance
Securities and Exchange Commission
June 26, 2013

*    *    *
As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions concerning the enclosed matters, please contact the undersigned at (954) 267-3083.
Sincerely,

/s/ David J. Henshall
David J. Henshall
Executive Vice President, Operations and Chief Financial Officer

cc:	Mark B. Templeton, Chief Executive Officer, Citrix Systems, Inc.